AMENDMENT NO. 7 TO INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 7 made as of the 3rd day of August 2017 to the Investment Advisory Agreement dated October 29, 2012 (the “Agreement”), as amended December 15, 2014, May 1, 2015, July 23, 2015, October 28, 2015, April 28, 2016, and August 5, 2016, between Aspiriant Trust (formerly, Aspiriant Global Equity Trust) and Aspiriant, LLC.

WHEREAS, the parties desire to amend the Agreement to modify Schedule A thereto to reflect a the addition of the Aspiriant Risk-Managed Taxable Bond Fund and its advisory fee;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

As compensation for the Adviser’s services under the Agreement, the Trust will pay to the Adviser a monthly fee at an annual rate based on the average daily net assets of the respective Fund as follows:

Fund	Fee
Aspiriant Risk-Managed Equity Allocation Fund (fee effective August 5, 2016)	0.24%
Aspiriant Risk-Managed Municipal Bond Fund (fee effective August 5, 2016)	0.27%
Aspiriant Defensive Allocation Fund	0.10%
Aspiriant Risk-Managed Taxable Bond Fund (effective upon commencement of Fund’s operations)	0.25%

AGREED AND ACCEPTED:

Aspiriant Trust

By:	/s/ Robert J. Francais
Robert J. Francais
President

Aspiriant, LLC

By:	/s/ John Allen
John Allen
Chief Investment Officer